UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                             Commission File Number: 0-6933

                     CAMBEX CORPORATION
     (Exact name of registrant as specified in its charter)

115 FLANDERS ROAD, WESTBOROUGH, MA 01581   508-983-1200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Common Stock, $0.10 par value
  (Title of each class of securities covered by this Form)

                           None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [ ]     Rule 12h-3(b)(1)(i)      [ ]
Rule 12g-4(a)(1)(ii)   [ ]     Rule 12h-3(b)(1)(ii)     [X]
Rule 12g-4(a)(2)(i)    [ ]     Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(ii)   [ ]     Rule 12h-3(b)(2)(ii)     [ ]
                               Rule 15d-6               [ ]

    Approximate number of holders of record as of the certification or notice date: 489

    Pursuant to the requirements of the Securities Exchange
Act of 1934, Cambex Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   August 2, 2007     By: /s/  Joseph F. Kruy
                           Name:    Joseph F. Kruy
                           Title:   President